Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Leaders Foundation Series I

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Leaders Foundation Series I

Supplement dated August 25, 2025 to the product notice dated April 30, 2025

The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Leaders Foundation Series I and Leaders Foundation Edge Series I.
The following supplements and amends the above mentioned product notice. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.95%*
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.17%
AB VPS Relative Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.86%
American Funds Asset Allocation Fund - Class 2 Adviser: Capital Research and Management Company	0.55%
American Funds Capital World Growth and Income Fund - Class 2 Adviser: Capital Research and Management Company	0.66%*
American Funds Washington Mutual Investors Fund - Class 2 Adviser: Capital Research and Management Company	0.52%*
Invesco V.I. Main Street Fund - Series II Adviser: Invesco Advisers, Inc.	1.11%
Putnam VT Diversified Income Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	1.07%*

HV-8186